UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT



Pursuant to Section 13 or 15(d) of the Securities Exchange Act
of 1934

Date of Report (Date of earliest event reported):
November 30, 2005

THE DOW CHEMICAL COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-3433	38-1285128
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Dow Center, Midland, Michigan 48674
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(989) 636-1000

Not applicable
(Former name or former address, if changed since last report.)

Item 8.01 Other Events

On November 30, 2005, Union Carbide Corporation (which is a
wholly-owned subsidiary of The Dow Chemical Company),
through its wholly-owned subsidiary Catalysts, Adsorbents
and Process Systems, Inc., completed its sale of a 50%
membership interest in UOP LLC ("UOP") to a wholly-owned

subsidiary of Honeywell International, Inc. for a purchase price of $865,219,500, subject to adjustment pursuant to the terms of the governing purchase agreement. In addition, Catalysts, Adsorbents and Process Systems, Inc. received a special cash distribution of $60,000,000 from UOP on September 29, 2005. As a result of the transaction, Honeywell International, Inc. and its affiliates now own 100% of the membership interests in UOP.

UOP was a joint venture of Honeywell Specialty Materials, LLC and Catalysts, Adsorbents and Process Systems, Inc. (or affiliates thereof) since August 1988 and is a leading international supplier and licensor of process technology, catalysts, process plants and consulting services to the petroleum refining, petrochemical and gas processing industries. UOP had approximately $1.2 billion of sales in the fiscal year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 2, 2005   THE DOW CHEMICAL COMPANY

                               By: /S/ FRANK H. BROD
                               Name: Frank H. Brod
                               Title: Corporate Vice
                               President and Controller